--------------------------------------------------------------------------------

                                    FORM 6-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           -------------------------

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                              DATED APRIL 24, 2002

                    Advanced Semiconductor Engineering, Inc.
             (Exact name of Registrant as specified in its charter)

                           -------------------------

                               26 Chin Third Road
                          Nantze Export Processing Zone
                                Kaoshiung, Taiwan
                                Republic of China
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                    FORM 20-F X                 FORM 40-F
                             ---                         ---

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    YES                                NO X
                       ---                               ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

--------------------------------------------------------------------------------

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              ADVANCED SEMICONDUCTOR
                                                   ENGINEERING, INC.


Dated: April 24, 2002                         By: /s/ Joseph Tung
                                                  ------------------------------
                                                  Name:  Joseph Tung
                                                  Title: Chief Financial Officer

                                                            April 24, 2002

Securities & Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re:  Advanced Semiconductor Engineering, Inc. (the "Company")


                               Report on Form 6-K


Ladies and Gentlemen:

     On behalf of the Company, please find transmitted herewith, for filing pursuant to the Securities Exchange Act of 1934, as amended, the Company's Report on Form 6-K.

     If you have any questions in regard to this matter, please do not hesitate to contact the undersigned at 011-852-2533-3300.


                                                     Very truly yours,

                                                     /s/ Julius Buchanan
                                                     ---------------------------
                                                     Julius Buchanan

Advanced Semiconductor Engineering, Inc.                                  [LOGO]

FOR IMMEDIATE RELEASE

Contact:

ASE, Inc.                                  Joseph Tung, CFO/Vice President
                                           Freddie Liu, Assistant Vice President
Room 1901, No. 333, Section 1
Keelung Road, Taipei, Taiwan, 110          Investor_relations@asek.asetwn.com.tw

Tel: + 886-2-8780-5489                     http://www.aseglobal.com
Fax: + 886-2-2757-6121


   ADVANCED SEMICONDUCTOR ENGINEERING, INC. REPORTS YEAR 2002 FIRST-QUARTER
                               FINANCIAL RESULTS

Taipei, Taiwan, R.O.C., April 24, 2002 - Advanced Semiconductor Engineering, Inc. (TAIEX: 2311, NYSE: ASX), ("ASE", or the "Company"), one of the world's largest independent providers of semiconductor packaging and testing services, today reported quarterly sales of NT$10,044 million, down 2% sequentially and down 11% versus a year ago period.

Net loss amounted to NT$230 million in the first quarter ended March 31, 2002. Fully diluted loss per share for the quarter was NT$0.07, or US$0.01 per ADS.

"We believed that we are off to a good start in the first quarter of this year as our revenues exceeded the normal seasonal pattern." commented Mr. Jason Chang, Chairman of ASE Group. "We have seen demand for our advanced assembly and test capacity continued to grow in a very healthy momentum, and the strength came from across all end markets in a wide customer base. The product generation change and introduction of new devices by our customers shall be the major driving forces for our business in the first half of this year. The utilization rate of our advanced assembly and test capacity shall remain at a high level this quarter as output of finer geometry wafers continues to rise. We have the most advanced backend manufacturing technologies and processes in the industry to meet our customers' growing demand."

Dr. Leonard Liu, President of ASE Group also commented: "We continued to streamline our operations in key geographical locations and throughout the entire manufacturing process. The results were very encouraging as we are able to provide our customers with more cost effective and timely solutions than our competitors. We are aiming at changing the competitive landscape by redefining the service standard, and this shall constitute ASE's most unique and sustainable competitive advantage."


Consolidated Financial Results

o Net revenues amounted to NT$10,044 million, of which NT$7,930 million was from assembly operation, NT$2,112 million from testing operation, and NT$2 million from miscellaneous part sales.

o Costs of goods sold of NT$8,796 million and included NT$2,799 in depreciation expenses. Gross profit for the quarter was NT$1,248 million, representing a gross margin of 12%.

o Total operating expenses were NT$1,469 million, including NT$422 million in research and development ("R&D"). Goodwill amortization expenses related to the acquisition of consolidated entities was NT$205 million. Selling, general and administrative expenses totaled NT$1,048 million in the first quarter 2002.

o Net interest expense for the quarter was NT$444 million. The company recognized an investment loss of NT$15 million from its minority-owned subsidiaries, mainly including a loss of NT$21 million from Hung Ching Construction and an income of NT$14 million from

Advanced Semiconductor Engineering, Inc.                                  [LOGO]


     Universal Scientific Industrial Co., LTD. ("USI). Goodwill amortization expenses related to non-consolidated subsidiaries amounted to NT$56 million.

o Loss before tax was NT$617 million. The Company recognized an income tax benefit of NT$109 million during the quarter.

o    Minority income adjustment for the quarter amounted to NT$278 million.

o Net loss was NT$230 million, or a loss per share of NT$0.07, or US$0.01 per ADS, based on 3,254,800,000 outstanding shares. Each ADS represents five common shares.

o Capital spending in Q1 2002 totaled US$52 million. Capital expenditures by operation breaks down as follows: US$25 million for assembly operations, US$21 million for testing operations and US$6 million for material manufacturing operations. All the capital spending is for advanced assembly, test and substrate capacity and technology upgrades.

o EBITDA for the quarter totaled NT$3,207 million. As of March 31, 2002, the Company had cash on hand of NT$10,116 million. Total bank debt amounted to NT$44,164 million, of which NT$28,148 million constituted long term financing.


Business Review

Assembly Operation

o Sales generated from the Company's assembly operation were NT$7,930 million, down 2% sequentially and down 3% year-over-year.

o Total assembly volume reached 54.6 billion pins, which remained flat sequentially and up 8% year-over-year.

o Average selling price (ASP) per pin count declined 2% sequentially, and down 17% year-over-year.

o Fine pitch assembly (bonding pad pitch below 60 micron) consisted of 59% of total assembly revenues, up from 51% sequentially and 54%% year-over-year.

o BGA revenues accounted for 54% of total assembly revenues, remained unchanged compared to previous quarter and down from 52% one year ago. Average number of pins per unit for the BGA packages was 284 in Q1 2002, compared to 249 pins in Q4 2001 and 229 in Q1 2001.

o Volume from advanced leadframe based packages, including Low-profile Quad Flat Package (LQFP) and Thermal-enhanced Quad Flat Package (TQFP) increased 15% sequentially and 59% year-over-year.

o Gross margin of the assembly operation was 16%, down four percentage points sequentially and down two percentage points year-over-year.

o The average utilization rate of the assembly operation was around 60%. The fine pitch assembly capacity operated at full utilization.

o Capital spending on the assembly operation totaled US$25 million, of which US$20 was for the wirebonding assembly capacity, and US$5 million was for wafer bumping and flip chip assembly capacity.

o As of March 31, 2002, there were 3,928 wirebonders in operations, of which 2,343 wirebonders are capable of performing fine pitch wirebonding services. A total of 148 wirebonders were purchased and delivered during the first quarter.


Testing Operation

o Sales generated from the Company's testing operation were NT$2,112 million, down 3% sequentially and down 32% year-over-year.

o Of the total testing revenues, 83% was contributed by the Company's final test operation, 7% by wafer sort operation, and 10% by engineering test operation.

o Testing volume (in terms of test time) remained flat, whereas ASP fell slightly.

o Gross margin of the test operation was negative 2%, compared to negative 3% in the previous quarter and 28% in the year ago period.

o The average utilization rate of the test operation was around 50%, with higher utilization rate on advanced tester platforms.

o As of March 31st 2002, the Company operated a total of 1,036 testers. Seven testers were added during the first quarter of this year.

Advanced Semiconductor Engineering, Inc.                                  [LOGO]

Material Operation

o Material revenues were NT$812 million for the quarter, consisted of NT$203 million in QFP leadframe and NT$609 million in PBGA substrates. The material revenues were not reflected in the Company's consolidated revenues due to inter-company sales transaction.

o PBGA substrate's unit output (in 27mm2 unit size equivalent) reached 32 million units in the first quarter 2001.


Highlights

o ASE's fine pitch bonding technology accelerates CSR's BluetoothTM developments. Cambridge Silicon Radio utilizes ASE's FPB technology to build its powerful, next generation Bluetooth chip with a single-chip implementation of the baseband, microcontroller, memory and radio. ASE's advanced FPB packaging technology features smaller solder balls and a finer pitch than conventional BGA solutions. ASE's VFBGA also provides more I/O connections without increasing the size of the chip.

o ASE ranked No. 1 supplier in FSA's 2002 wafer and packaging demand survey. The annual survey was conducted by Fabless Semiconductor Association and PricewaterhouseCoopers, LLP. ASE emerged as the key supplier in all four post-foundry service categories; probe, assembly, test and burn-in. This is the second consecutive year that ASE has been placed the leading supplier.

o ASE named assembly supplier of the year by Genesis Microchip. Genesis Microchip, a world leader in the development of display technologies, awarded ASE several accolades that include outstanding international customer service, local sales support, factory production control and technical support.

Business Outlook

The following statements are based on current expectations. These statements are forward-looking, and actual results may differ materially. Economic and industry conditions remain uncertain, and continue to make it particularly difficult to forecast product demand.

o    The Company expects consolidated revenues grow 5-10% sequentially.

o    Gross margin shall improve by 2 to 3 percentage points.

o    Operating margin shall exceed the break-even point.


About ASE Inc.

ASE Inc. is one of the world's largest independent providers of semiconductor packaging services and, together with its subsidiary ASE Test Limited (Nasdaq:
ASTSF), one of the world's largest independent providers of semiconductor testing services, including front-end engineering testing, wafer probing and final testing services. The Company's international customer base of more than 200 blue-chip customers includes such leading names as Advanced Micro Devices, Inc., Altera Corporation, Cirrus Logic International Ltd., Conexant Systems, Inc., LSI Logic Corporation, and Qualcomm Incorporated. With advanced-process technological capabilities and a global presence spanning Taiwan, Korea, Hong Kong, Singapore, Malaysia and the United States, ASE Inc. has established a reputation for reliable, high quality products and services. For more information, visit the website, http://www.aseglobal.com


Safe Harbor Notice

This press release contains "forward-looking statements" within the meaning ofSection 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or

Advanced Semiconductor Engineering, Inc.                                  [LOGO]

business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry, demand for the outsourced semiconductor assembly and testing services we offer and for such outsourced services generally, our ability to maintain a high capacity utilization rate relative to our fixed costs, competition in our industry, and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on June 28, 2001.



                                       ##

                       Supplemental Financial Information

Consolidated Operations
  -----------------------------------------------------------------------
  Amounts in NT$ Millions                       1Q/02     4Q/01     1Q/01
  -----------------------------------------------------------------------
  Net Revenues                                 10,044    10,255    11,250
  Revenues by End Application
  Communication                                    33%       40%       38%
  Computer                                         38%       24%       26%
  Automotive and Consumers                         28%       35%       35%
  Others                                            1%        1%        1%
  Revenues by Region
  North America                                    61%       65%       60%
  Europe                                            4%        4%        5%
  Taiwan                                           27%       26%       31%
  Japan                                             1%        1%        1%
  Other Asia                                        7%        4%        3%
  -----------------------------------------------------------------------

Assembly Operations
  -----------------------------------------------------------------------
  Amounts in NT$ Millions                       1Q/02     4Q/01     1Q/01
  -----------------------------------------------------------------------
  Net Revenues                                  7,930     8,075     8,142
  Revenues by End Application
  Communication                                    32%       41%       38%
  Computer                                         41%       24%       26%
  Automotive and Consumers                         26%       35%       36%
  Others                                            1%        0%        0%
  Revenues by Package Type
  BGA                                              54%       54%       52%
  QFP                                              28%       27%       27%
  PDIP, PLCC, Sos                                  11%       10%       12%
  Others                                            7%        9%        9%
  Capacity
  CapEx (US$ Millions)*                            25        16        26
  Number of Wirebonders                         3,928     3,780     3,965
  -----------------------------------------------------------------------

Testing Operations
  -----------------------------------------------------------------------
  Amounts in NT$ Millions                       1Q/02     4Q/01     1Q/01
  -----------------------------------------------------------------------
  Net Revenues                                  2,112     2,180     3,106
  Revenues by End Application
  Communication                                    33%       35%       37%
  Computer                                         29%       28%       29%
  Automotive and Consumers                         35%       35%       32%
  Others                                            3%        2%        2%
  Revenues by Testing Type
  Final test                                       83%       84%       83%
  Wafer sort                                        7%        8%        9%
  Engineering test                                 10%        8%        8%
  Capacity
  CapEx (US$ Millions)*                            21        31        25
  Number of Testers                             1,036     1,082     1,059
-------------------------------------------------------------------------
* Capital expenditure amounts exclude building construction cost.

                          Advanced Semiconductor Engineering, Inc.
                        Consolidated Summary Income Statements Data
                          (In NT$ millions, except per share data)
                                        (Unaudited)

                                                     For the three months ended
                                           -----------------------------------------------
                                              Mar. 31            Dec. 31           Mar. 31
                                               2002                2001             2001
Net revenues:
  Assembly                                      7,930               8,075            8,142
  Testing                                       2,112               2,180            3,106
  Others                                            2                   0                2
                                           ----------          ----------       ----------
Total net revenues                             10,044              10,255           11,250
                                           ----------          ----------       ----------

Cost of revenues                                8,796               8,818            8,867
                                           ----------          ----------       ----------
Gross Profit                                    1,248               1,437            2,383
                                            ---------          ----------       ----------

Operating expenses:
  Research and development                        422                 388              364
  Selling, general and administrative           1,047               1,188            1,051
                                            ---------          ----------       ----------
  Total operating expenses                      1,469               1,576            1,415
                                           ----------          ----------       ----------
Operating income (loss)                          (221)               (139)             968
                                           ----------          ----------       ----------

Other (income) expenses:
  Interest expenses, net                          444                 448              411
  Foreign currency loss (gain), net                 3                  (2)            (264)
  Loss (gain) on long-term investment              71                 623              285
  Loss (gain) on dispose of assets                 17                 115                8
  Others                                         (139)                189             (154)
                                           ----------          ----------       ----------
  Total non-operating expenses                    396               1,373              286
                                           ----------          ----------       ----------
Income (loss) before tax                         (617)             (1,512)             682
                                           ----------          ----------       ----------

Income tax expense (benefit)                     (109)               (150)             156
                                           ----------          ----------       ----------
Net income (loss) before minority interest       (508)             (1,362)             526
                                           ----------          ----------       ----------

Minority interest                                (278)               (164)             174
Net income                                       (230)             (1,198)             352

Per share data:
                          EPS - Basic        NT$(0.07)           NT$(0.37)         NT$0.11
                  EPS - Fully Diluted        NT$(0.07)           NT$(0.37)         NT$0.11

             Earnings per ADS - Basic       US$(0.010)          US$(0.053)        US$0.017
     Earnings per ADS - Fully Diluted       US$(0.010)          US$(0.053)        US$0.017

Number of weighted  average  shares used    3,254,800           3,254,800        3,254,800
IN the EPS calculation (in thousands,
retroactively adjusted for stock dividend)

Forex (NT$ per US$1)                            35.05               34.53            32.61

                    Advanced Semiconductor Engineering, Inc.
                     Consolidated Summary Balance Sheet Data
                                (In NT$ millions)
                                   (Unaudited)

                                           As of Mar. 31,      As of Dec. 31,
                                             31, 2002               2001
                                           --------------      --------------
Current assets:
  Cash and cash equivalents                     10,116              11,771
  Short-term investments                         5,306               4,601
  Notes and accounts receivable                  7,401               7,126
  Inventories                                    2,676                2,769
  Others                                         3,621                3,383
                                               -------              -------
  Total                                         29,120               29,650

Long-term investments                            7,965                9,530
Properties - net                                59,159               60,555
Other assets                                     8,141                6,591
                                               -------              -------
Total assets                                   104,385              106,326
                                               -------              -------
Current liabilities:
  Short-term debts                              16,016               13,983
  Notes and accounts payable                     3,138                2,969
  Others                                         4,761                4,317
                                               -------              -------
  Total                                         23,915               21,269

Long-term debts                                 28,148               30,674
Other liabilities                                1,614                  295
                                               -------              -------
Total liabilities                               53,677               52,238

Minority interest                               11,632               12,142

Shareholders' equity                            39,076               41,946
                                               -------              -------
Total liabilities & shareholders' equity       104,385              106,326
                                               -------              -------